Prospectus Supplement No. 7 to Prospectus dated October 8, 2004

Registration No. 333-112360 Filed Pursuant to Rule 424(b)(3)

Adept Technology, Inc.

Supplement No. 7

To

Prospectus Dated October 8, 2004

This prospectus relates to the disposition of up to 4,510,987 shares of Adept common stock or interests therein, on a post-reverse split basis, by the selling securityholders listed herein or their transferees. The shares offered and sold under this prospectus were issued in private transactions. This Supplement amends and supplements certain information contained in the Prospectus about Adept and the selling securityholders. We encourage you to read this Supplement carefully with the Prospectus and all previous supplements.

Adept Technology, Inc. provides intelligent production automation products, components and services for assembly and material handling applications to customers in many industries. This customer industry mix varies considerably from period to period due to a variety of market and economic factors. Our customers integrate our comprehensive product portfolio of high performance automation components and application development software to deliver production solutions that meet increasingly complex manufacturing requirements. Our broad range of standard high-performance high-reliability automation products reduces the time and cost for our customers to design, engineer and launch new products into high-volume production. Adept’s commitment to long-term product service and support reduces the total cost of ownership of our products. We make available regular product upgrades that incorporate the latest technology advances, providing our customers with maximum manufacturing flexibility and ease of automation redeployment as they reconfigure their factories to produce new products. Our product range currently includes integrated real-time vision and multi-axis motion controls, machine vision systems and software, application development software, industrial robots, linear modules, and other flexible automation equipment. In recent years, we have expanded our robot product lines and developed advanced software and sensing technologies that enable robots to perform a wider range of functions.

Our common stock is traded on the Over-The-Counter Bulletin Board, or OTCBB, under the symbol “ADEO.” On June 24, 2005, the last reported sale price of our common stock on the OTCBB was $8.15 per share.

The Selling Securityholders currently hold and may continue to hold a significant portion of Adept’s outstanding common stock and securities convertible into common stock, which ownership may affect the trading prices of Adept common stock and may impact matters requiring shareholder approval. Please refer to the Selling Securityholder table below for more information regarding the Selling Securityholders’ Adept equity holdings.

YOU SHOULD CAREFULLY CONSIDER THE RISK FACTORS FOR OUR SHARES, WHICH ARE LISTED IN THE PROSPECTUS AND IN THE PERIODIC REPORT ACCOMPANYING THIS PROSPECTUS SUPPLEMENT.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is June 27, 2005

CURRENT REPORT ON FORM 8-K

On June 20, 2005, we filed with the SEC a Current Report on Form 8-K disclosing the amendment of our loan agreements with Silicon Valley Bank. We hereby incorporate by reference into this Supplement and the Prospectus the Current Report on Form 8-K filed with the SEC on June 20, 2005.

A copy of our Current Report on Form 8-K filed on June 20, 2005, including the exhibits thereto, is being provided to you along with this Supplement.

SELLING SECURITYHOLDERS

The table under the caption “Selling Securityholders” beginning on page 23 of the Prospectus is hereby supplemented and amended to update information as to the beneficial ownership of our outstanding shares of common stock as of June 20, 2005 by each of the selling securityholders, and as adjusted to reflect transfers by the selling securityholders, and the sale by the selling securityholders of shares in this offering. As of June 20, 2005, approximately 6,137,137 shares of our common stock were outstanding. We prepared this table based on information supplied to us by the selling securityholders named in the table below on or prior to June 20, 2005. Information about the selling securityholders may change over time. If required, any changed or new information given to us will be set forth in supplements to the prospectus or amendments to the registration statement of which this prospectus is a part, if and when necessary.

The information under the heading “Shares of Common Stock Beneficially Owned” is determined in accordance with the rules of the SEC, and includes voting and investment power with respect to shares. Shares of common stock subject to options, warrants, or issuable upon conversion of convertible securities currently exercisable or exercisable within 60 days from June 20, 2005 are deemed outstanding for computing the percentage ownership of the person holding the options, warrants or convertible securities, but are not deemed outstanding for computing the percentage of any other person.

We have assumed for purposes of the table below that the selling securityholders will sell all of the common stock and all of the common stock issuable upon conversion of any warrants or note pursuant to this prospectus supplement and the prospectus, and that any other shares of our common stock beneficially owned by the selling securityholder will continue to be beneficially owned.

	Shares of Common Stock Beneficially Owned (including Warrant Shares)		Warrant Shares (1)	Number of Shares Being Offered	Shares of Common Stock Beneficially Owned After the Offering
Selling Securityholders	Number	Percent (2)	Number	Number	Number	Percent
Jon D. Gruber and Linda W. Gruber (3)(9)	68,106	1.2%	22,222	66,666	1,440	*
J. Patterson McBaine (4)(9)	83,746	1.4%	22,222	66,666	17,080	*
Lagunitas Partners, L.P. (5)(9)	452,759	7.2%	133,333	399,999	52,760	*
Gruber & McBaine International (6)(9)	150,872	2.4%	44,444	133,332	17,540	*
Special Situations Fund III, L.P. (7)(10)	1,250,717	19.3%	333,340	1,112,520	138,197	*
Special Situations Cayman Fund, LP (7)(10)	416,980	6.7%	111,110	370,830	46,150	*
Special Situations Private Equity Fund, LP (7)(10)	823,410	12.9%	222,220	741,660	81,750	*
Special Situations Technology Fund, L.P. (7)(10)	134,560	2.2%	36,670	122,410	12,150	*
Special Situations Technology Fund II, L.P. (7)(10)	689,600	10.9%	185,550	619,250	70,350	*
Tri-Valley Campus I, LLC (8)	600,000	8.9%	0	600,000	0	0%

*	Less than 1%.

This table is based upon information supplied by the selling securityholders and Schedules 13D and 13G filed with the SEC, and amendments thereto.

(1)	Warrant Shares include shares of common stock which selling securityholders have the right to acquire through the exercise of warrants issued in the 2003 financing.

(2)	The number of shares outstanding for the calculation of percentage of ownership for Tri-Valley includes shares of common stock for which Tri-Valley has the right to acquire beneficial ownership through conversion of a convertible subordinated note issued by Adept to Tri-Valley on August 6, 2003. See Note 8 below for more information regarding Tri-Valley. The number of shares outstanding for the calculation of percentage of ownership for all selling securityholders other than Tri-Valley includes the Warrant Shares each of the selling securityholders has the right to acquire upon any exercise of such selling securityholder’s Warrants.
(3)	“Shares of Common Stock Beneficially Owned” includes 44,444 shares of common stock held by Jon D. and Linda W. Gruber Trust purchased in the 2003 financing and 22,222 Warrant Shares held by Jon D. and Linda W. Gruber Trust, both covered by this prospectus, plus 1,440 shares of common stock otherwise held by Jon D. and Linda W. Gruber Trust not covered by this prospectus. Jon D. Gruber may also be deemed to indirectly beneficially own the 425,854 shares of common stock collectively owned by Lagunitas Partners, L.P., and Gruber and McBaine International, of which 355,554 shares were purchased in the 2003 financing and are covered by this prospectus, plus the 177,777 Warrant Shares collectively beneficially owned by Lagunitas Partners, L.P., and Gruber and McBaine International and covered by this prospectus, plus 67,220 shares of common stock collectively owned by certain other accounts managed by Gruber & McBaine Capital Management, LLC, plus 2,340 shares of common stock that are owned by certain accounts managed by Jon D. Gruber or that are owned by family members of Jon D. Gruber and Linda W. Gruber, which were not purchased in the 2003 financing and are not covered by this prospectus. See Note 9 below for more information regarding Jon D. Gruber’s affiliation with Gruber and McBaine Capital Management, LLC and its affiliates. The “Number of Shares Being Offered” includes 44,444 shares of common stock purchased in the 2003 financing and 22,222 Warrant Shares.
(4)	“Shares of Common Stock Beneficially Owned” includes 44,444 shares of common stock purchased in the 2003 financing and 22,222 Warrant Shares, both covered by this prospectus, plus 17,080 shares of common stock otherwise owned by J. Patterson McBaine not covered by this prospectus. J. Patterson McBaine may also be deemed to indirectly beneficially own the 425,854 shares collectively owned by Lagunitas Partners, L.P., and Gruber and McBaine International, of which 355,554 shares were purchased in the 2003 financing and are covered by this prospectus, plus the 177,777 Warrant Shares collectively beneficially owned by Lagunitas Partners, L.P., and Gruber and McBaine International and covered by this prospectus plus 67,220 shares of common stock collectively owned by certain other accounts managed by Gruber & McBaine Capital Management, LLC, plus 1,900 shares of common stock owned by an account managed by J. Patterson McBaine which were not purchased in the 2003 financing and are not covered by this prospectus. See Note 9 below for more information regarding J. Patterson McBaine’s affiliation with Gruber and McBaine Capital Management, LLC. The “Number of Shares Being Offered” includes 44,444 shares of common stock purchased in the 2003 financing and 22,222 Warrant Shares.
(5)	“Shares of Common Stock Beneficially Owned” includes 266,666 shares of common stock purchased in the 2003 financing and 133,333 Warrant Shares, both covered by this prospectus, plus 52,760 shares of common stock otherwise owned by Lagunitas Partners, LP not covered by this prospectus. The “Number of Shares Being Offered” includes 266,666 shares of common stock purchased in the 2003 financing and 133,333 Warrant Shares. See also Note 9 below.
(6)	“Shares of Common Stock Beneficially Owned” includes 88,888 shares of common stock purchased in the 2003 financing and 44,444 Warrant Shares, both covered by this prospectus, plus 17,540 shares of common stock otherwise owned by Gruber & McBaine International not covered by this prospectus, and does not include Warrant Shares. The “Number of Shares Being Offered” includes 88,888 shares of common stock purchased in the 2003 financing and 44,444 Warrant Shares. See also Note 9 below.
(7)

“Shares of Common Stock Beneficially Owned” includes shares of common stock purchased in the 2003 financing, acquired by transfer from another selling securityholder and Warrant Shares, plus shares of common stock otherwise owned by the Special Situations Fund entities not covered by this prospectus. Both “Shares of Common Stock Beneficially Owned” and the “Number of Shares Being Offered” include for Special Situations Fund III, L.P., 917,377 shares and 333,340 Warrant Shares, for Special Situations Cayman Fund, LP, 305,870 shares and 111,110 Warrant Shares, for Special Situations Private Equity Fund, LP, 601,190 shares and 222,220 Warrant Shares, for Special Situations Technology Fund, L.P., 97,890 shares and 36,670 Warrant Shares, and for Special Situations Technology Fund II, L.P., 504,050 shares and 185,550 Warrant Shares. “Shares of Common Stock Beneficially Owned” also includes shares not offered under this prospectus in the following amounts: for Special Situations Fund III, L.P., 138,197 shares, for Special Situations Cayman Fund, LP, 46,150 shares, for Special Situations Private Equity Fund, LP, 81,750 shares, for Special Situations Technology Fund, L.P., 12,150 shares, and for Special Situations Technology Fund II, L.P., 70,350 shares.

(8)	Reflects beneficial ownership of 600,000 shares of Adept common stock which Tri-Valley has the right to acquire upon conversion of a three year, $3,000,000 convertible subordinated note issued by Adept in favor of Tri-Valley, on August 6, 2003, bearing an interest rate of 6.0% and a right to convert into common stock at an exercise price of $5.00 per share. Under the terms of the convertible subordinated note, Tri-Valley may elect at any time to convert all or any part of the outstanding principal balance of the convertible subordinated note into shares of Adept common stock and the resulting shares carry certain rights, including piggyback registration rights, participation rights and co-sale rights in equity sales by Adept. The principal balance of the convertible subordinated note is $3,000,000, convertible into 600,000 shares of Adept common stock if Tri-Valley were to elect to convert 100% of the principal balance into Adept common stock. Adept may elect to convert interest owing under the convertible subordinated note into common stock. To the knowledge of Adept, Tri-Valley does not have ownership of any outstanding shares of common stock at this time and currently has no voting power or dispositive power over any outstanding shares of Adept common stock. Upon any election by Tri-Valley to convert amounts owing under the convertible subordinated note into shares of common stock, Tri-Valley may be deemed to have sole voting power over the common stock issued pursuant to the conversion and sole dispositive power over the common stock issued pursuant to the conversion. In addition, Tri-Valley is wholly owned by its managing member, Tri-Valley Technology Park LLC, referred to as TVTP. By reason of its position as managing member of Tri-Valley, TVTP may be deemed to have beneficial ownership of, and sole voting power and sole dispositive power over the common stock issued pursuant to any election by Tri-Valley to convert amounts owing under the convertible subordinated note. Lehman Brothers Holdings, Inc., a public entity, by reason of their indirect interest in TVTP have voting and dispositive power over the common stock issued pursuant to any election by Tri-Valley to convert amounts owing under the convertible subordinated note. Lehman Brothers Holdings, Inc. disclaims beneficial ownership over any such stock except to the extent of its pecuniary interest therein.
(9)	Gruber & McBaine Capital Management, LLC is the general partner of Lagunitas Partners, L.P. and the investment advisor to Gruber & McBaine International. Jon D. Gruber and J. Patterson McBaine are managers of Gruber & McBaine Capital Management, LLC, and they and Eric B. Swergold are portfolio managers for Gruber & McBaine Capital Management, LLC. Gruber & McBaine Capital Management, LLC has discretionary investment power over the portfolio securities held by Lagunitas Partners, L.P. and Gruber & McBaine International, and over the portfolio securities of certain other accounts managed by Gruber & McBaine Capital Management, LLC which collectively hold 137,520 shares of Adept’s common stock, including the power to vote such securities. Each of Jon D. Gruber and J. Patterson McBaine disclaims beneficial ownership of securities with respect to which indirect beneficial ownership is reported, except to the extent of his respective pro rata pecuniary interest therein. The address of each of Lagunitas Partners, L.P., Gruber & McBaine International, Jon D. Gruber, and J. Patterson McBaine is c/o Gruber & McBaine Capital Management, LLC, 50 Osgood Place, San Francisco, California 94133. The information contained in this table is derived from information provided by each of Lagunitas Partners, L.P., Gruber & McBaine International, Jon D. Gruber and J. Patterson McBaine.
(10)	MGP Advisors Limited (“MGP”) is the general partner of, and investment adviser to, Special Situations Fund III, L.P. AWM Investment Company, Inc. (“AWM”) is the general partner of MGP and the general partner of and investment adviser to the Special Situations Cayman Fund, L.P. SST Advisers, L.L.C. is the general partner of and investment adviser to the Special Situations Technology Fund, L.P. and the Special Situations Technology Fund II, L.P. MG Advisers, L.L.C. is the general partner of and investment adviser to the Special Situations Private Equity Fund, L.P. Austin W. Marxe and David M. Greenhouse are members of the MGP and SSTA, are principal owners of AWM and MG and share voting and investment control over all securities owned by these Special Situations Funds entities.

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